UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

December 1, 2003

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

On November 14, 2003 the Registrant published a notification of a bondholders' meeting to modify the indenture of the 6% Convertible Bonds due March 1, 2005. Attached is a free English translation of this notification.

TABLE OF CONTENTS

Page

Bondholders' Meeting Notification 3-4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

By : /S/ FRANCISCO CASTRO

Francisco Castro Crichton

Chief Financial Officer

Santiago, December 1, 2003

Office of Filings and Information Services

Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

U.S.A.

Re.: AES Gener S.A.

Form 6-K File number 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of Form 6-K with information of a Bondholders Meeting related to the debt restructuring plan that AES Gener plans to close by year end. Such Form is an English translation of the report that AES Gener published on November 14, 2003.

Yours sincerely,

AES GENER S.A.

Francisco Castro C.

Chief Financial Officer

NOTIFICATION

BANCO DE CHILE

NOTICE OF BOND HOLDERS MEETING

AES GENER S.A.

Convertibles Bonds in Series L and M

Registered in the Security Registry under Number 208

Banco de Chile, in its quality of representative of the Bondholders of Series L and M issued by AES Gener S.A., formerly called Gener S.A., hereby notified that the Bond Holders Meeting will be held on December 5th, 2003 at 4:00 p.m. in Banco de Chile, located in Estado 260, 4th. Floor, Comune of Santiago, Santiago, for the following purpose:

  Empower the representative of the Bondholders of Series L and M to agree to no less than the following modifications to the Issuance Agreement:

    In paragraph F) Article Seventh, eliminate the sentence "or the reduction of the subscribed and paid capital", which permitted the Bondholders of Series L and M to request for acceleration of maturity and declare all the bonds and accrued interests due and payable if in the future the shareholders of AES Gener S.A. agree upon a capital reduction;

    In paragraph G) eliminate Article Seventh, which permitted the Bondholders of Series L and M to request for acceleration of maturity and declare all the bonds and accrued interests due and payable if in the future the shareholders of AES Gener S.A. or any of its subsidiaries, grants real guarantees to new bonds issuances or to any financial loans, capital loans or other loans;

    In Article Seventeenth eliminate the sentence "Such Bonds will be subject to general conditions aforementioned in this agreement, whenever applicable" and replace the late sentence with "Such Bonds will be subject to the following conditions";

    Eliminate Article Twentieth First which grants to certain Bondholders the option to replace Bonds Payable in Pesos into Bonds Payable in Dollars; and

  Adopt all necessary or convenient agreements to fulfill and take into effect the decisions agreed by the shareholders meeting.

Bondholders inscribed five days prior to the day this bondholder's meeting is held, shall be allowed to participate in the meeting. Agents may represent bondholders, by a power of attorney letter. Article 127 of the Value Market Law shall rule such power of attorney and its qualification.

The power evaluation process shall begin the same day and place of the bondholder's meeting, at 3:00 p.m.,

Banco de Chile

Santiago, November 2003